FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-207567-01

SUPPLEMENT (To Preliminary Prospectus Dated January 4, 2016)

$604,174,000 (Approximate)
CFCRE 2016-C3 Mortgage Trust (Central Index Key Number 0001661589)
Issuing Entity
CCRE Commercial Mortgage Securities, L.P. (Central Index Key Number 0001515166)
Depositor
Cantor Commercial Real Estate Lending, L.P. (Central Index Key Number 0001558761)
Société Générale (Central Index Key Number 0001238163)
Liberty Island Group I LLC (Central Index Key Number 0001555501)
Sponsors and Mortgage Loan Sellers

CFCRE 2016-C3 Mortgage Trust Commercial Mortgage Pass-Through Certificates,
Series 2016-C3

This is a supplement to the preliminary prospectus dated January 4, 2016 (the “Preliminary Prospectus”). Defined terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

1.	The information set forth under “Transaction Parties—The Primary Servicers—Summary of Berkeley Point Primary Servicing Agreement” in the Preliminary Prospectus is modified in the following respects:
Only four (4) CCRE Mortgage Loans will be primary serviced by Berkeley Point under the BPC Primary Servicing Agreement with Wells Fargo, as master servicer. Additionally, the Element LA Companion Loans and (until the 215 West 34th Street & 218 West 35th Street Companion Loan Securitization Date) the 215 West 34th Street & 218 West 35th Street Companion Loans will be primary serviced by Berkeley Point under the BPC Primary Servicing Agreement.
With respect to the CCRE Mortgage Loan identified on Annex A-1 to the Preliminary Prospectus as NMS Los Angeles Multifamily Portfolio, Berkeley Point will also act as primary servicer pursuant to a primary servicing agreement entered into with Midland Loan Services, a Division of PNC Bank, National Association as the master servicer under the COMM 2015-CCRE27 Pooling and Servicing Agreement. That primary servicing agreement is substantially similar with respect to its material terms to the BPC Primary Servicing Agreement described in the Preliminary Prospectus with respect to the obligations of Berkeley Point as primary servicer.

CANTOR FITZGERALD & CO.		SOCIETE GENERALE
Co-Lead Managers and Joint-Bookrunners
CastleOak Securities, L.P.	Citigroup	Goldman, Sachs & Co.
Co-Managers

The date of this Supplement is January 15, 2016.

2.	Footnote 4 of the table “Tenant Summary” under “Annex B—Description of Top Fifteen Mortgage Loans and Additional Mortgage Loan Information—215 West 34th Street & 218 West 35th Street (Retail / Leased Fee)” is deleted and replaced with the following:
“Party City subleases the entirety of its space from Duane Reade, whose lease is guaranteed by Walgreens. The lease for Duane Reade expires on 10/31/2031 with one, ten-year extension option. The sublease between Party City and Duane Reade commenced on 2/1/2012 and expires on 10/31/2021 with two, five-year extension options. The average rent under the Duane Reade lease of $104.09 PSF was underwritten. Annual rent under the Party City sublease is approximately $94.82 PSF.”
3.	The Moody’s rating shown for the tenant Life Time Fitness in the table “Tenant Summary” under “Annex B—Description of Top Fifteen Mortgage Loans and Additional Mortgage Loan Information—AG Life Time Fitness Portfolio” of “B2” is the Moody’s LT Corporate Family rating. The Moody’s rating in the chart will be changed to “Caa1”, which is the Senior Unsecured (Domestic) class rating. Footnote 1 to the above referenced “Tenant Summary” table is deleted and replaced with the following:
“The tenant under the lease is Healthy Way of Life III, LLC. Life Time Fitness Inc. (“Life Time Fitness”), the parent company, has guaranteed the obligations of the tenant under the lease. The Moody’s rating shown is the Senior Unsecured (Domestic) class rating of the parent company. The Moody’s LT Corporate Family rating is “B2.” For the purposes of this disclosure, “tenant” refers to Life Time Fitness.”
4.	With respect to the Mortgage Loan identified on Annex A-1 to the Preliminary Prospectus as Glenridge Medical Center I, GA Urology, the second largest tenant at the related Mortgaged Property and an affiliate of the borrower, took occupancy of its space on January 8, 2016.
5.	The Administrative Cost Rate with respect to the following Mortgage Loans are revised as follows:
With respect to the Mortgage Loan identified on Annex A-1 to the Preliminary Prospectus as AG Life Time Fitness Portfolio, the primary servicing fee is changed from 0.0000% to 0.0025% and the Administrative Cost Rate is changed from 0.03189% to 0.03439%.
With respect to the Mortgage Loan identified on Annex A-1 to the Preliminary Prospectus as Tennant Station, the primary servicing fee is changed from 0.0000% to 0.0025% and the Administrative Cost Rate is changed from 0.03473% to 0.03723%.
With respect to the Mortgage Loan identified on Annex A-1 to the Preliminary Prospectus as Eastland Plaza, the sub-servicing fee is changed from 0.07% to 0.05% and the Administrative Cost Rate is changed from 0.08473% to 0.06473%.
With respect to the Mortgage Loan identified on Annex A-1 to the Preliminary Prospectus as Los Coyotes Center, the sub-servicing fee is changed from 0.04% to 0.01% and the Administrative Cost Rate is changed from 0.05723% to 0.02723%.
6.	The number of mortgage loans that will be transferred to the issuing entity by Cantor Commercial Real Estate Lending, L.P. for which Berkeley Point Capital LLC will have the right to assume limited subservicing duties consisting of performing inspections and collecting financial statements is changed from 18 mortgage loans, secured by mortgaged properties representing approximately 41.5% of the outstanding pool balance as of the cut-off date, to 19 mortgage loans, secured by mortgaged properties representing approximately 44.6% of the outstanding pool balance as of the cut-off date.

7.	Notwithstanding the description in the Preliminary Prospectus, the Asset Representations Reviewer Asset Review Fee will not be paid as an expense of the trust except in certain circumstances. Instead, the related mortgage loan seller will be required to pay the portion of the Asset Representation Reviewer Asset Review Fee attributable to the Delinquent Loan contributed by it, as allocated on the basis of the hourly charges and costs and expenses incurred with respect to its related Delinquent Loans. If the total charge for the asset representations reviewer on an hourly fee plus costs and expenses basis would exceed the Asset Representations Reviewer Cap, each mortgage loan seller’s required payment will be reduced pro rata according to its proportion of the total charges until the aggregate amount owed by all mortgage loan sellers is equal to the Asset Representations Reviewer Cap. If the related mortgage loan seller is insolvent or fails to pay such amount within 90 days of written request by the asset representations reviewer, such fee will be paid by the trust following delivery by the asset representations reviewer of evidence reasonably satisfactory to the master servicer or the special servicer, as applicable, of such insolvency or failure to pay such amount. Notwithstanding any payment of such fee by the issuing entity to the asset representations reviewer, such fee will remain an obligation of the related mortgage loan seller and the master servicer or the special servicer, as applicable, will be required, to the extent consistent with the Servicing Standard, to pursue remedies against such mortgage loan seller in order to seek recovery of such amounts from such mortgage loan seller or its insolvency estate.
8.	With respect to the Mortgage Loan identified on Annex A-1 to the Preliminary Prospectus as 123 Townsend, representing approximately 7.5% of the Initial Pool Balance, the lease for the second largest tenant, representing approximately 29.4% of net rentable area at the related Mortgaged Property, is with “Al Jazeera International (USA) Inc.”
9.	In the section “Major Tenants” under “Annex B—Description of the Top Fifteen Mortgage Loans and Additional Mortgage Loan Information—123 Townsend,” the paragraph describing the second largest tenant will be deleted and replaced with the following:
“Al Jazeera International (USA) Inc. (40,345 sq. ft.; 29.4% of NRA; 35.8% of U/W Base Rent). Al Jazeera International (USA) Inc., a subsidiary of Al Jazeera Media Networks (“Al Jazeera”), occupies 40,345 sq. ft. at the 123 Townsend Property under a lease that commenced in October 2014 and expires in September 2019. The occupied space is used by multiple companies in the Al Jazeera family of companies, including Al Jazeera International, Al Jazeera America and AJ+.
On January 13, 2016, it was reported that Al Jazeera intends to expand its existing international digital services, including AJ+, its digital/online news network headquartered at the 123 Townsend Property, to broaden its multi-platform presence in the United States and that Al Jazeera America, its cable television station and related operations, will shut down by April 30, 2016. The majority of the occupied space at the 123 Townsend Property is currently utilized by Al Jazeera International and AJ+, and not by Al Jazeera America. We cannot assure you that Al Jazeera’s plan to shut down Al Jazeera America’s cable television and other operations will not adversely impact the 123 Townsend Property.”